UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

May 10, 2023

(Date of Report (Date of earliest event reported))

CW PETROLEUM CORP

(Exact name of registrant as specified in its charter)

Wyoming	20-2765559
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

23501 CINCO RANCH BLVD., SUITE H120-#325 KATY, TEXAS	77494
(Address of principal executive offices)	(ZIP Code)

(281) 817-8099

(Registrant’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

On May 10, 2023 (the “Effective Date”), the Board of Directors of CW Petroleum Corp, a Wyoming corporation (the “Company”), adopted and approved the 2023 Stock Incentive Plan (the “Plan”). Awards may initially be made under the Plan for up to 15,000,000 shares of common stock of the Company, subject to annual adjustments. All of the Company’s employees, officers and directors, as well as consultants and advisors to the Company are eligible to be granted awards under the Plan. No awards can be granted under the Plan after the expiration of 10 years from the Effective Date but awards previously granted may extend beyond that date. Awards may consist of both incentive and non-statutory options, restricted stock units, stock appreciation rights, and restricted stock awards.

On May 10, 2023, a majority of the votes of the Company approved the terms of the Plan.

A copy of the Plan is filed as Exhibit 6.1 to this Current Report on Form 1-U and any summary of its terms are subject to and qualified in their entirety by reference to the full text of such document, which is incorporated by reference herein.

Exhibits to Form 1-U

Index to Exhibits

Exhibit No.	Description
6.1	2023 Stock Incentive Plan

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CW PETROLEUM CORP

Date: May 17, 2023	By:	/s/ Christopher Williams
	Name:	Christopher Williams, CEO